(Translation)

                                                                     May 8, 2009

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                          (Code Number:  7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                           Takuo Sasaki
                                           General Manager, Accounting Division
                                           Telephone Number:  0565-28-2121


               Notice Concerning Stock Acquisition Rights for the
               --------------------------------------------------
                        Purpose of Granting Stock Options
                        ---------------------------------

At a meeting held on May 8, 2009, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for (i) the authorization to issue rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") pursuant to Articles 236 and 238 of the Corporation Act of Japan, without consideration, for the purpose of granting stock options, (ii) the authorization to delegate to the Board of Directors the determination of the terms and conditions of the offering of such rights pursuant to Article 239 of the Corporation Act, and (iii) the approval of the calculation method to determine the value of the Stock Acquisition Rights allotted to the Directors of TMC as remuneration other than cash in accordance with the provisions of Article 361 of the Corporation Act. The proposal will be presented at its 105th Ordinary General Shareholders' Meeting of TMC ("105th Shareholders' Meeting") to be held on June 23, 2009 and we hereby inform you as follows. In addition, if the agendum "Election of 29 Directors" is approved at the 105th Shareholders' Meeting, there will be 29 Directors who will receive allotment of the Stock Acquisition Rights, and the maximum number of Stock Acquisition Rights to be allotted to the Directors of TMC shall be 9,700, considering the number of Stock Acquisition Rights granted for the purpose of existing stock options and other various factors.


1. Reason for Issuance of Stock Acquisition Rights without Consideration

   TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2. Summary of Terms of Issuance of Stock Acquisition Rights

 (1) Grantees of the Stock Acquisition Rights

     Directors, Managing Officers and employees, etc. of TMC and its affiliates.

 (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

     Up to 3,700,000 shares of common stock of TMC.

     Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

 (3) Total Number of Stock Acquisition Rights

     Up to 37,000.

     The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Shares to be Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights ("Allotment Date"), the Number of Shares to be Granted shall be adjusted according to the following formula.


  Number of Shares to be       Number of Shares to
     Granted after         =    be Granted before      x        Ratio of split
       adjustment                  adjustment                 (or consolidation)

     The adjustment above shall be made only to the unexercised Stock Acquisition Rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

 (4) Amount Paid for Issuance of Stock Acquisition Rights

     No monetary payment shall be required for Stock Acquisition Rights for which the determination of the terms and conditions of the offering of such rights shall be delegated to the Board of Directors at the 105th Shareholders' Meeting.

 (5) Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights (Exercise Price)

     The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares to be Granted. The Exercise Price shall be as follows.

     The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

     In addition, the Exercise Price shall be adjusted as follows:


     (i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

 Exercise Price    =     Exercise Price       x                    1
after adjustment        before adjustment            ---------------------------
                                                            Ratio of split
                                                          (or consolidation)

     (ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.



                                                                                                   Amount to be
                                                                            Number of shares           paid
                                                   Number of                  newly issued     X     per share
Exercise Price        Exercise Price            outstanding shares  +  ---------------------------------------------
after adjustment  =  before adjustment  X                                               Market price
                                          --------------------------------------------------------------------------
                                                       Number of
                                                   outstanding shares       +       Number of shares newly issued


           "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

     (iii) In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

 (6) Exercise Period of the Stock Acquisition Rights

              From August 1, 2011 to July 31, 2017.

 (7) Conditions of Exercise of Stock Acquisition Rights

     (i) Each Stock Acquisition Right may not be partially exercised.

     (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 105th Shareholders' Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he or she belongs at the time such rights are granted.

     (iii) The Stock Acquisition Rights may not be exercised, if the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted due to retirement of office or resignation for personal reasons, or removal from office or dismissal.

     (iv) Stock Acquisition Rights may not be inherited.

     (v) Other exercise conditions shall be provided for by the resolution of the 105th Shareholders' Meeting and the resolution of the meeting of the Board of Directors.

 (8) Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

     Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company is approved at an Ordinary General Shareholders' Meeting.

 (9) Restriction on Transfer of Stock Acquisition Rights

     Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

 (10)Matters concerning the Paid-in Capital and Capital Reserve to be Increased due to the Issuance of Shares upon Exercise of Stock Acquisition Rights

     (i) Amount of paid-in capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 17, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one
          (1) yen arising therefrom shall be rounded up to the nearest one
          (1) yen.

     (ii) Amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided in the immediately preceding paragraph (i) from the maximum amount of increase in paid-in capital set forth in the immediately preceding paragraph (i).

 (11)Handling of Fraction

     In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

 (12)Calculation Method of the Fair Value of Stock Acquisition Rights

     The fair value of the Stock Acquisition Rights, which is the basis of calculating remuneration other than cash for Directors, shall be calculated by using the Black-Scholes model based on the various conditions on the Allotment Date.

 Reference:  The fair  value of the  Stock  Acquisition  Rights as of March 31,
             2009, calculated in accordance with the Black-Scholes model, is 532 yen per share.

(Note) The issuance of the Stock Acquisition Rights shall be subject to approval of the proposal "Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options" at the 105th Shareholders' Meeting scheduled to be held on June 23, 2009.
       The details of the issuance and granting of the Stock Acquisition Rights will be decided at the meeting of the Board of Directors to be held after the 105th Shareholders' Meeting.